FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

For the Plan period ended December 31, 2003

Commission File Number 1-812

UNITED TECHNOLOGIES CORPORATION

EMPLOYEE SAVINGS PLAN II

UNITED TECHNOLOGIES CORPORATION

One Financial Plaza

Hartford, Connecticut 06103

UNITED TECHNOLOGIES CORPORATION

EMPLOYEE SAVINGS PLAN II

Index to Financial Statements

December 31, 2003 and 2002

FINANCIAL STATEMENTS OF THE UNITED TECHNOLOGIES CORPORATION

EMPLOYEE SAVINGS PLAN II

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of the

    United Technologies Corporation

    Employee Savings Plan II

In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the United Technologies Corporation Employee Savings Plan II (the “Plan”) at December 31, 2003 and December 31, 2002, and the changes in net assets available for benefits for the year ended December 31, 2003 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States) and auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As discussed in Note 1, effective December 31, 2003, the Plan was merged into a qualified plan of United Technologies Corporation (“UTC”) and all assets of the Plan were transferred to the United Technologies Corporation Employee Savings Plan.

/s/ PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP

Hartford, Connecticut

June 18, 2004

UNITED TECHNOLOGIES CORPORATION

EMPLOYEE SAVINGS PLAN II

Statements of Net Assets Available for Benefits

(Thousands of Dollars)

	December 31, 2003	December 31, 2002
Assets:
Investments (Notes 3 through 6)	$—	$207,737
Contributions receivable:
Participants’	—	609
Employer’s	—	130

	—	739

Net Assets Available for Benefits	$—	$208,476

The accompanying notes are an integral part of these financial statements.

UNITED TECHNOLOGIES CORPORATION

EMPLOYEE SAVINGS PLAN II

Statement of Changes in Net Assets Available for Benefits

(Thousands of Dollars)

Year Ended December 31, 2003
Additions to net assets attributed to:
Investment Income:
Plan interest in net appreciation and investment income of Master Trust (Note 6)	$20,206
Contributions:
Participants’	8,824
Employer’s	5,713

Total additions	34,743

Deductions from net assets attributed to:
Distributions to participants	(11,165)
Administrative expenses	(256)
Interest expense	(101)

Total deductions	(11,522)

Net increase prior to transfers	23,221

Plan transfers:
Assets transferred into Plan (Note 12)	14,077
Assets transferred out of Plan (Note 11)	(245,774)

Net Plan transfers	(231,697)

Net Decrease	(208,476)
Net Assets Available for Benefits, December 31, 2002	208,476

Net Assets Available for Benefits, December 31, 2003	$—

The accompanying notes are an integral part of these financial statements

UNITED TECHNOLOGIES CORPORATION

EMPLOYEE SAVINGS PLAN II

Notes to Financial Statements

NOTE 1 - DESCRIPTION OF THE PLAN

General. The United Technologies Corporation Employee Savings Plan II (formerly the UTC Savings Plan for Hourly Management-Represented Employees) (the “Plan”) is a defined contribution savings plan administered by United Technologies Corporation (“UTC”). It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”). Both salaried employees and non-union hourly employees of certain divisions of Carrier Corporation, Hamilton Sundstrand, Pratt & Whitney and Sikorsky Aircraft Corporation (“Sikorsky”) are eligible to participate in the Plan immediately (except for one Sikorsky location with a three-month waiting period). The date on which participants are eligible for employer contributions may vary by the particular location. The following is a brief description of the Plan. For more complete information, participants should refer to the prospectus and summary plan description as well as the Plan document which are available from UTC.

Effective December 31, 2003, the Plan was merged into the United Technologies Corporation Employee Savings Plan. As a result, all of the Plan’s assets were transferred to the United Technologies Corporation Employee Savings Plan. Participants were eligible to participate in the United Technologies Corporation Employee Savings Plan effective August 11, 2003. Therefore, there were no new contributions made to the Plan on or after August 11, 2003.

Contributions and Vesting. The percentages of total compensation participants may elect to contribute, through payroll deductions, varies depending on the provisions of the Plan specific to a particular location. Participants direct the investment of their contributions into various investment options offered by the Plan. The Plan currently offers ten mutual funds, seven commingled index funds, one stable value fund, and a company stock fund as investment options for participants. The Plan also includes a money market fund that is used for transitioning or merging plans. Participant contributions, plus actual earnings thereon, are fully vested at all times under the Plan. Employer contributions vary depending on the provisions of the Plan specific to a particular location.

UTC has established a leveraged Employee Stock Ownership Plan (“ESOP”) to fund substantially all of the employer matching contributions to the Plan. The ESOP was primarily invested in UTC Series A ESOP Convertible Preferred Stock.

On November 6, 2003, the Corporation and Trustee effected the conversion of all 10.6 million outstanding shares of ESOP Preferred Stock into 42.5 million shares of Common Stock. At the time of the conversion, each ESOP share was convertible into four shares of UTC’s Common Stock. (See Note 7.)

UTC currently matches up to 60 percent of a participant’s contributions, up to specified limits, in Common Stock (see Note 7). However, participants who have reached at least age 55 may direct that up to 50 percent, in multiples of 25 percent, of their ESOP account balances and future employer contributions be invested in the other investment funds offered through the Plan. In such cases, UTC may redeem or exchange the Common Stock in the participants’ accounts for cash. Such stock may be reallocated to other participants in the future. Generally, employer contributions, plus actual earnings, thereon, become fully vested after two years of Plan participation.

Participant Accounts. Each participant’s account is credited with the participant’s contributions and allocations of (a) UTC’s contributions based on a percentage of the participant’s contribution and (b) Plan earnings (losses) based on account balances offset by expense allocations. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account. Forfeited balances of terminated participants’ nonvested employer contribution accounts are used to reduce future UTC contributions and/or to pay Plan expenses. For the year ended December 31, 2003, approximately $21,000 of forfeitures were used to fund UTC’s contributions.

Voting Rights. Stock held in the UTC Common Stock Fund and ESOP Fund are voted by the Trustee at shareowner meetings of UTC in accordance with the confidential instructions of the participants whose accounts are invested in the funds. ESOP Preferred shares voted on all matters submitted for vote to the UTC Common Stock shareowners. Each share of ESOP Preferred stock was entitled to 5.2 votes

UNITED TECHNOLOGIES CORPORATION

EMPLOYEE SAVINGS PLAN II

Notes to Financial Statements

compared to one vote for each share of UTC Common Stock. All shares of employer stock in the UTC Common Stock Fund or participants’ ESOP accounts for which the Trustee receives voting instructions from participants to whose accounts the shares are allocated, are voted in accordance with those instructions. All employer stock in the UTC Common Stock Fund for which the Trustee does not receive timely voting instructions are voted by the Trustee in accordance with the timely instructions it receives with respect to a plurality of the shares in the UTC Common Stock Fund. All employer stock in the ESOP Fund that has been allocated to participants’ ESOP accounts but for which the Trustee does not receive timely voting instructions, and all shares in the Unallocated ESOP account, are voted by the Trustee in accordance with the timely instructions it receives with respect to a plurality of the shares that are allocated to participants’ ESOP accounts.

Trustee and Recordkeeper. All of the Plan’s assets are held by the Plan trustee. Deutsche Bank Trust Company Americas was the Plan trustee until October 1, 2003. Deutsche Bank Trust Company Americas is a subsidiary of Deutsche Bank. As of October 1, 2003, State Street Bank and Trust is the Plan trustee. Fidelity Institutional Retirement Services Company (“Fidelity”) performs participant account recordkeeping responsibilities.

Participant Loans. Certain participants with at least two years of Plan participation are allowed to borrow up to 50 percent of their account balances, excluding employer contributions. Loan amounts can range from $1,000 to $50,000 and must be repaid within 5 years. The loans are secured by the balance in the participant’s account and bear interest at prime rate plus one percent per The Wall Street Journal. Principal and interest are paid ratably through payroll deductions.

Payment of Benefits. Generally, upon termination, benefits may be left in the Plan or paid in a lump sum to a terminating participant. A participant terminating due to retirement may elect to receive benefits in installments over two to twenty years. At the participant’s election, the portion of a lump sum distribution attributable to an investment in the UTC Common Stock Fund and ESOP investment options may be paid in shares of UTC Common Stock instead of cash. Distributions in UTC Common Stock for the year ended December 31, 2003 were approximately $38,000.

NOTE 2 - SUMMARY OF ACCOUNTING PRINCIPLES

Basis of Accounting. The financial statements of the Plan are prepared under the accrual method of accounting.

Master Trust. The Plan’s assets are kept in the United Technologies Corporation Employee Savings Plan Master Trust (the “Master Trust”) maintained by the Plan’s trustee. Under the Master Trust agreement, the assets of certain employee savings plans of UTC are combined. Participating plans purchase units of participation in the investment funds based on their contribution to such funds and the unit value of the applicable investment fund at the end of the trading day in which a transaction occurs. The unit value of each fund is determined at the close of each day by dividing the sum of uninvested cash, accrued income and the current value of investments by the total number of outstanding units in such funds. Income from the funds’ investments, other than UTC Common Stock Fund and ESOP Common Stock dividends, increases the participating plans’ unit values. UTC Common Stock Fund and ESOP Common Stock dividends increase the Plan’s units in each fund. Distributions to participants reduce the number of participation units held by the participating plans (see Note 6).

Investment Valuation and Income Recognition. The Income Fund’s investments in benefit-responsive investment contracts with insurance companies (see Note 5) are stated at contract value, which represents fair value. Contract value includes contributions plus earnings, less Plan withdrawals. The ESOP Preferred Stock’s fair value was the higher of the guaranteed value ($65) or four times the daily ending price of UTC’s Common Stock. All other funds are stated at fair value, as determined by the Plan trustee, typically by reference to published market data.

UNITED TECHNOLOGIES CORPORATION

EMPLOYEE SAVINGS PLAN II

Notes to Financial Statements

Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date.

Plan Expenses. Some Plan administrative expenses, including Plan trustee and a portion of the recordkeeper fees were paid directly by the employer in 2003. A portion of recordkeeper fees were paid by participants in 2003. All other administrative, investment management fees and other investment expenses were paid out of Plan assets during 2003.

Payments of Benefits. Benefit payments to participants or beneficiaries are recorded upon distribution.

Use of Estimates. The preparation of the Plan’s financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits during the reporting period and, when applicable, disclosures of contingent assets and liabilities at the dates of the financial statements. Actual results could differ from those estimates.

NOTE 3 – INVESTMENTS

The following presents the Plan’s participation in the Master Trust investments that represent 5 percent or more of the Plan’s net assets (Note 2):

	December 31,
(Thousands of Dollars, except unit amounts)	2003	2002
Equity Fund, -0- and 1,321,534 units, respectively	$—	$27,065
Income Fund, -0- and 1,162,858 units, respectively	—	105,378
Fidelity Growth and Income Fund, -0- and 226,533 units, respectively	—	6,866
UTC Common Stock Fund, -0- and 388,626 units, respectively	—	8,262
UTC ESOP Fund, -0- and 325,008 units, respectively	—	20,131	*

*	Nonparticipant-directed

During 2003, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value by $16,062 as follows:

(Thousands of Dollars)
Other Funds	$10,168
ESOP Fund	4,417
UTC Common Stock Fund	1,477

$16,062

UNITED TECHNOLOGIES CORPORATION

EMPLOYEE SAVINGS PLAN II

Notes to Financial Statements

NOTE 4 - NONPARTICIPANT-DIRECTED INVESTMENTS

The following is a summary of the financial information attributable to the Plan for the UTC ESOP fund which is for the nonparticipant-directed investments (Note 7):

(Thousands of Dollars)

	December 31,
	2003			2002
	Allocated	Unallocated	Total	Allocated	Unallocated	Total
Assets:
Short-term Investments	$—	$—	$—	$18	$—	$18
Common Stock	—	—	—	—	2	2
ESOP Preferred Stock	—	—	—	12,917	7,214	20,131
ESOP Receivables	—	—	—	—	1,002	1,002

Total Assets	—	—	—	12,935	8,218	21,153
Liabilities:
Accrued ESOP Interest	—	—	—	—	(12)	(12)
ESOP Debt	—	—	—	—	(1,544)	(1,544)
Notes Payable to UTC	—	—	—	—	(1,288)	(1,288)

Total Liabilities	—	—	—	—	(2,844)	(2,844)
Net Assets	$—	$—	$—	$12,935	$5,374	$18,309

UNITED TECHNOLOGIES CORPORATION

EMPLOYEE SAVINGS PLAN II

Notes to Financial Statements

	Year Ended December 31, 2003
(Thousands of Dollars)	Allocated	Unallocated	Total
Additions:
Interest and Dividend Income	$132	$75	$207
Contributions	—	83	83
Allocation of ESOP shares, at market	3,187	—	3,187
Net appreciation of ESOP shares	2,665	1,752	4,417

Total Additions	5,984	1,910	7,894
Deductions:
Distributions to participants	(522)	—	(522)
Interest expense	—	(101)	(101)
Transfers to participant-directed investments	(102)	—	(102)
Allocation of ESOP shares, at market	—	(3,187)	(3,187)
Transfers out	(18,295)	(3,996)	(22,291)

Total Deductions	(18,919)	(7,284)	(26,203)
Net decrease	(12,935)	(5,374)	(18,309)
Net assets:
Beginning of Year	12,935	5,374	18,309

End of Year	$—	$—	$—

NOTE 5 - INVESTMENT CONTRACTS WITH INSURANCE COMPANIES

The Plan’s Income Fund invests in investment contracts with insurance companies. Under these contracts, each insurance company guarantees repayment in full of the principal amount plus interest credited at a fixed rate for a specified period. Interest is credited to each contract based on an annual interest rate set each year by the individual insurance companies. This rate, which differs among contracts, takes into account any difference between prior year credited interest and the actual amount of investment earnings allocable to the contract in accordance with the established allocation procedures of the insurance company. The weighted average interest rates credited to participant accounts for 2003 and 2002 were 5.14% and 6.78%, respectively.

NOTE 6 - INVESTMENT IN MASTER TRUST

UTC has entered into a Master Trust agreement with the Trustee. Under this agreement, certain savings plans of UTC combine their trust fund investments in the Master Trust.

Participating plans purchase units of participation in the investment funds based on their contribution to such funds along with income that the investment funds may earn, less distributions made to the Plans’ participants.

UNITED TECHNOLOGIES CORPORATION

EMPLOYEE SAVINGS PLAN II

Notes to Financial Statements

The following is a summary of the financial information and data for the Master Trust and the portion attributable to the Plan:

United Technologies Corporation

Master Trust Statements of Net Assets

(Thousands of Dollars)

	December 31,
	2003			2002
	Allocated	Unallocated	Total	Allocated	Unallocated	Total
Assets:
Short-term investments	$41,964	$—	$41,964	$24,137	$—	$24,137
Investments:
Equity:
Mutual funds	809,797	—	809,797	549,432	—	549,432
Equity commingled index funds	1,254,475	—	1,254,475	924,906	—	924,906
Common stock	3,245,780	1,559,881	4,805,661	674,306	310	674,616
ESOP stock fund	—	—	—	1,624,640	1,082,039	2,706,679
Debt:
Fixed income commingled index funds	20,927	—	20,927	17,131	—	17,131
Income Fund investment contracts	5,563,577	—	5,563,577	5,285,606	—	5,285,606
Participant notes receivable	90,187	—	90,187	90,787	—	90,787

Subtotal	11,026,707	1,559,881	12,586,588	9,190,945	1,082,349	10,273,294
ESOP receivables	9,472	156,445	165,917	—	150,284	150,284
Interest and dividend receivable	3,368	—	3,368	1,674	—	1,674

Total assets	11,039,547	1,716,326	12,755,873	9,192,619	1,232,633	10,425,252

Liabilities:
Accrued liabilities	1,257	—	1,257	39,113	—	39,113
Accrued ESOP interest	—	1,648	1,648	—	1,865	1,865
ESOP debt	—	197,600	197,600	—	231,600	231,600
Notes payable to UTC	—	208,633	208,633	—	193,133	193,133

Total liabilities	1,257	407,881	409,138	39,113	426,598	465,711

Net Assets	$11,038,290	$1,308,445	$12,346,735	$9,153,506	$806,035	$9,959,541

Net assets of the Master Trust attributable to the Plan	$—	$—	$—	$202,363	$5,374	$207,737

UNITED TECHNOLOGIES CORPORATION

EMPLOYEE SAVINGS PLAN II

Notes to Financial Statements

United Technologies Corporation

Master Trust Statement of Changes in Net Assets

(Thousands of Dollars)

	Year Ended December 31, 2003
	Allocated	Unallocated	Total
Additions:
Interest and dividend income	$331,434	$22,087	$353,521
Transfers from participating plans for purchase of units	317,481	26,422	343,903
Allocation of 1,044,000 ESOP shares, at market	75,958	—	75,958
Net appreciation on fair value of investments	1,616,957	561,815	2,178,772

Total additions	2,341,830	610,324	2,952,154
Deductions:
Transfers out on behalf of participating plans	(469,123)	—	(469,123)
Allocation of 1,044,000 ESOP shares, at market	—	(75,958)	(75,958)
Master Trust expenses	(3,055)	(31,956)	(35,011)

Total deductions	(472,178)	(107,914)	(580,092)

Net increase prior to transfers	1,869,652	502,410	2,372,062

Plan transfers:
Assets transferred in	15,292	—	15,292
Assets transferred out	(160)	—	(160)

Net Plan transfers	15,132	—	15,132

Increase in net assets	1,884,784	502,410	2,387,194
Net Assets:
Beginning of Year	9,153,506	806,035	9,959,541

End of Year	$11,038,290	$1,308,445	$12,346,735

UNITED TECHNOLOGIES CORPORATION

EMPLOYEE SAVINGS PLAN II

Notes to Financial Statements

Year Ended December 31, 2003
Amounts pertaining to Plan:
Plan interest in net appreciation and investment income of Master Trust	$20,206

Contributions received (cash basis)	$15,276

Assets transferred into Plan (Note 13)	$14,077

Distributions to participants	$(11,165)

Plan interest and administrative expenses	$(357)

Assets transferred out of Plan (Note 11)	$(245,774)

NOTE 7 - EMPLOYEE STOCK OWNERSHIP PLAN

The ESOP had purchased approximately 14.5 million shares of $1.00 par value Series A ESOP Convertible Preferred Stock (“ESOP Shares”), with a $4.80 per share annual dividend from UTC. The ESOP financed the ESOP Share purchases with interest bearing promissory notes (“ESOP debt”). See Notes 8 and 9.

On November 6, 2003, the Corporation and Trustee effected the conversion of all 10.6 million outstanding shares of ESOP Preferred Stock into 42.5 million shares of Common Stock. At the time of the conversion, each ESOP share was convertible into four shares of UTC’s Common Stock and had a guaranteed value of $65.

Shares of Common Stock are allocated to participant accounts of the Plan and the other eligible ESOP plan within the Master Trust (the “ESOP plans”) as participants earn UTC’s matching contributions. Common Stock shares are released for allocation to participants as principal and interest payments are made on the debt. The unallocated shares of Common Stock are apportioned for the purposes of these financial statements to the ESOP plans based on the average net asset value of the allocated shares of the Plans. Cash dividends on Common Stock shares held by the ESOP and additional contributions from UTC are used to repay ESOP debt principal and interest. ESOP debt may be pre-paid or re-amortized to either increase or decrease the number of shares released so that the value of released shares equals the value of the plan benefit. The Corporation may also, at its option, contribute additional Common Stock or cash to the ESOP. UTC has provided certain guarantees related to the matching contribution formula and certain other commitments in connection with the restructured ESOP debt. For the year ended December 31, 2003, participants were credited with matching contributions of $76.0 million representing approximately 1,044,000 shares. Additionally, in lieu of receiving cash, participants’ dividends are paid by allocating additional shares to participant accounts. Participants may elect to receive cash dividends. During 2003, participants earned dividends of approximately $32.5 million representing approximately 452,000 shares of Common Stock.

Shares allocated to a participant generally may not be distributed until the participant’s termination, disability, retirement, or death. Upon distribution, a participant may elect to receive either cash or shares of Common Stock. The ESOP Fund’s investment in Common Stock shares at December 31, 2003 is as follows:

(Thousands of Dollars, except share amounts)	December 31, 2003
	Allocated	Total
Number of Shares	25,582,445	42,048,388
Market Value	$2,425,045	$3,984,926

UNITED TECHNOLOGIES CORPORATION

EMPLOYEE SAVINGS PLAN II

Notes to Financial Statements

The ESOP Fund’s investment in ESOP Convertible Preferred Shares (at a ratio of 1 to 4) at December 31, 2002 was as follows:

(Thousands of Dollars, except share amounts)	December 31, 2002
	Allocated	Total
Number of Shares	6,553,771	10,924,622
Guaranteed Value	$425,995	$710,100
Market Value	$1,623,762	$2,706,679

The market value of the Common Stock shares is $94.77 per share at December 31, 2003. The market value of the ESOP Preferred Shares was $61.94 per share, on a Common Stock equivalent basis, at December 31, 2002. Further, the Net Assets Available for Benefits in the ESOP Fund at December 31, 2003 and 2002 include unrealized appreciation of approximately $3.3 billion and $2.0 billion, of which $1.3 billion and $0.8 billion relates to unallocated shares.

NOTE 8 - ESOP DEBT

In 1990, the Master Trust, with UTC as guarantor, executed a Note and Guaranty Agreement (the “Agreement”) and issued $660,000,000 of Series A, B, C and D notes (described below) representing the ESOP’s permanent financing. The Series A ESOP Debt was repaid in full during 1999. The amounts outstanding under the Agreement, with interest rates and maturity dates, are as follows at December 31, 2003:

Note Series	Principal (000’s)	Rate of Interest	Due
B	$147,600	7.68%	2004 -2008
C	17,300	7.68%	2008
D	32,700	7.68%	2009

	$197,600

Required payments on these Notes, in aggregate, for the next five plan years are $33.6 million in 2004, $33.2 million in 2005, $32.9 million in 2006, $32.6 million in 2007, and $32.6 million in 2008.

UNITED TECHNOLOGIES CORPORATION

EMPLOYEE SAVINGS PLAN II

Notes to Financial Statements

NOTE 9 - NOTES PAYABLE

In conjunction with the ESOP financing discussed in Note 8, the Master Trust issued a promissory note to UTC issued in 1990, bearing interest at 10.5%, and due over the period 2004 - 2009. At December 31, 2003 and 2002, $44.6 million and $50.1 million were outstanding. Required principal payments on the note for the next five plan years are $5.7 million in 2004, $5.9 million in 2005, $6.7 million in 2006, $7.5 million in 2007, and $8.4 million in 2008. The Trustee executed the following additional promissory notes. These promissory notes replace a portion of the 1990 ESOP Debt notes described in Note 8 above.

Dates Issued	Principal (000’s)	Rate of Interest	Due
December 10, 1997	$15,000	6.35%	December 10, 2007
December 10, 1998	19,000	5.50%	December 10, 2008
December 10, 1999	32,000	6.95%	December 10, 2009
December 10, 2000	27,000	6.72%	December 10, 2010
December 10, 2001	27,000	5.95%	December 10, 2011
December 10, 2002	23,000	5.58%	December 10, 2012
December 10, 2003	21,000	5.35%	December 10, 2033

	$164,000

NOTE 10 - RELATED-PARTY TRANSACTIONS

Certain Plan investment options are managed by Fidelity and the Plan trustee. Deutsche Bank Trust Company Americas was the Plan trustee. As of October 1, 2003, State Street Bank and Trust is the Plan trustee. Fidelity is the Plan recordkeeper. These transactions qualify as party-in-interest transactions.

The Plan holds common and preferred shares of UTC, the Plan sponsor, and these qualify as exempt party-in-interest transactions.

The Plan invests in the UTC Common Stock Fund (the “Fund”), which is comprised of a short-term investment fund component and shares of common stock of UTC. The unit values of the Fund are recorded and maintained by Fidelity. During the year ended December 31, 2003, the Plan purchased units of the Fund in the approximate amount of $2,663,000, sold units of the Fund in the approximate amount of $12,402,000, and had net appreciation on the Fund in the approximate amount of $1,477,000. The total value of the Plan’s interest in the Fund was approximately $0 and $8,262,000 at December 31, 2003 and 2002, respectively.

NOTE 11- PLAN MERGER

As discussed in Note 1, the Plan was merged into the United Technologies Corporation Employee Savings Plan as of December 31, 2003. Participants were eligible to participate in the United Technologies Corporation Employee Savings Plan effective August 11, 2003. Therefore, there were no new contributions made to the Plan on or after August 11, 2003. The merger did not constitute a plan termination under the provisions of the Plan. Had a complete or partial termination, or complete discontinuance of contributions thereunder occurred, all participants would have become fully vested in their accounts.

UNITED TECHNOLOGIES CORPORATION

EMPLOYEE SAVINGS PLAN II

Notes to Financial Statements

NOTE 12 - PLAN TRANSFERS

During 2002, UTC approved the merger of Derco Holding Limited 401(k) Savings Plan (“Derco Plan”) into the Plan. Participants of the Derco Plan were eligible to participate in the Plan effective December 31, 2002. On January 2, 2003, approximately $11,092,000 of net assets were transferred into the Plan.

During 2002, UTC approved the merger of Diehl Equipment Co., Inc. 401(k) Profit Sharing Plan into the Plan. Participants of Diehl Equipment Co., Inc. 401(k) Plan were eligible to participate in the Plan effective January 1, 2003. On January 2, 2003, approximately $1,474,000 of net assets were transferred into the Plan.

During 2002, UTC approved the merger of the salary participants of the United Electric 401(k) Profit Sharing Plan into the Plan. Salary participants of the United Electric Plan were eligible to participate in the Plan effective April 1, 2001. On January 2, 2003, approximately $1,511,000 of net assets were transferred into the Plan.

NOTE 13 - TAX STATUS

The Internal Revenue Service has determined and informed UTC by letter dated April 28, 2003, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (“IRC”). The Plan has been amended since receiving the determination letter. However, the Plan administrator and tax counsel believe that the Plan is designed and currently being operated in compliance with the applicable requirements of the IRC.

SIGNATURE

The Plan (or other persons who administer the employee benefit plan), pursuant to the requirements of the Securities Exchange Act of 1934, has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

UNITED TECHNOLOGIES CORPORATION EMPLOYEE SAVINGS PLAN II

Dated: June 18, 2004	By:	/s/ Daniel M. Sessa
Daniel M. Sessa
Director, Employee Benefits and Human Resources Systems United Technologies Corporation

EXHIBIT INDEX

(23)	Consent of Independent Registered Public Accounting Firm *

*	Submitted electronically herewith.